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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*



                         Latin America Equity Fund, Inc
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    51827Q106
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                                 (CUSIP Number)


                                December 29, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |X|  Rule 13d-1(b)
          |_|  Rule 13d-1(c)
          |_|  Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 51827Q106                    13G                     Page 2 of 8 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CITY OF LONDON INVESTMENT GROUP PLC, A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                   (b) [_]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND AND WALES
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                                 5.       SOLE VOTING POWER

                                          1,434,240
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       0
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         1,434,240
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,434,240
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     22.69%
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12.  TYPE OF REPORTING PERSON

     HC
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CUSIP No. 51827Q106                    13G                     Page 3 of 8 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED, A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                   (b) [_]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ENGLAND AND WALES
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                                 5.       SOLE VOTING POWER

                                          1,434,240
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       0
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         1,434,240
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,434,240
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     22.69%
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12.  TYPE OF REPORTING PERSON

     IA
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CUSIP No. 51827Q106                    13G                     Page 4 of 8 Pages
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ITEM 1(A).    NAME OF ISSUER:

              Latin America Equity Fund Inc

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              The principal executive offices of the Fund are located at Latin America Equity Fund Inc C/O Credit Suisse Asset Management, LLC, 466 Lexington Avenue, New York, NY 10017.

ITEM 2(A).    NAME OF PERSON FILING:

              This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

              The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.

              CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("Free"), a private investment fund organized as a Delaware business trust, Natural Resource Fund ("NAT"), a private investment fund organized as a Delaware business trust, Global Equity CEF Fund ("GEF"), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund ("FRONT"), a private investment fund organized as a Delaware business trust, the Global Emerging Markets Equity Yield Fund ("YIELD"), a private investment fund organized as a Delaware business trust, Global Emerging Markets Country Fund Cayman ("CEM"), a Cayman listed mutual fund, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund, and ten third-party segregated accounts over which CLIM exercises discretionary trading authority.

              EWF, GEM, IEM, Free, NAT, GEF, FRONT, YIELD, GFM, CEM, and Tradex are referred to herein as the "City of London Funds."

              The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and the segregated accounts.

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CUSIP No. 51827Q106                    13G                     Page 5 of 8 Pages
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ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              Address for CLIG and CLIM:

              10 Eastcheap
              London EC3M 1LX
              England

ITEM 2(C).    CITIZENSHIP:

              CLIG - England and Wales

              CLIM - England and Wales

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.001 per share

ITEM 2(E).    CUSIP NUMBER:

              51827Q106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a) |_| Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o).

              (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                      78c).

              (c) |_| Insurance company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

              (d) |_| Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e) |X| An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E) (for CLIM);

              (f) |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

              (g) |X| A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G) (for CLIG);

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CUSIP No. 51827Q106                    13G                     Page 6 of 8 Pages
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              (h) |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

              (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.       OWNERSHIP.

              For CLIG and CLIM:

              (a)   Amount beneficially owned: 1,434,240

              (b)   Percent of class:22.69%

              (c)   Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote: 1,434,240

                    (ii)   Shared power to vote or to direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of: 1,434,240

                    (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              CLIG, as the parent holding company of CLIM, and CLIM, as investment advisers to the City of London Funds and segregated accounts accounts, has the power to direct voting and disposal, of the shares owned by the City of London Funds and the segragated accounts. Each of the City of London Funds and each of the sedregated accounts owns less than 5% of the sharesof the class of issuer's equity securities to which this scheduale relates.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              CLIG is the parent holding company of CLIM. See also Item 3.

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CUSIP No. 51827Q106                    13G                     Page 7 of 8 Pages
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ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              The filing of this Schedule 13G shall not be construed as a admission that CLIG and/or CLIM is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule.

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CUSIP No. 51827Q106                    13G                     Page 8 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         The reporting persons agree that this statement is filed on behalf of each of them.



Dated:        February 6, 2007


                                             CITY OF LONDON INVESTMENT GROUP PLC


                                             By: /s/ Barry M. Olliff
                                                 -------------------------------
                                                 Name: Barry M. Olliff
                                                 Title: Director





                                             CITY OF LONDON INVESTMENT
                                             MANAGEMENT COMPANY LIMITED


                                             By: /s/ Barry M. Olliff
                                                 -------------------------------
                                                 Name: Barry M. Olliff
                                                 Title: Director